UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLUE OWL REAL ESTATE NET LEASE TRUST
(Name of Subject Company (Issuer))
BLUE OWL REAL ESTATE NET LEASE TRUST
(Names of filing Person (Offeror and Issuer))

Class S Common Shares, Par Value $0.01 per share
(Title of Class of Securities)
67180K 106
(CUSIP Number of Class of Securities)
Class D Common Shares, Par Value $0.01 per share
(Title of Class of Securities)
67180K 304
(CUSIP Number of Class of Securities)
Class I Common Shares, Par Value $0.01 per share
(Title of Class of Securities)
67180K 205
(CUSIP Number of Class of Securities)
Kevin Halleran
Chief Financial Officer
Blue Owl Real Estate Net Lease Trust
30 N. LaSalle St., Suite 4140, Chicago, IL 60602
(888) 215-2015
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Rajib Chanda Katharine Thompson James Hahn Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001	Benjamin Wells Simpson Thacher & Bartlett LLP 425 Lexington Ave New York, NY 10017

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO
This Amendment No. 1 (this “Amendment”) to Tender Offer Statement on Schedule TO amends the Tender Offer Statement on Schedule TO originally filed by Blue Owl Real Estate Net Lease Trust (the “Company,” “our,” “we,” or “us”), an externally managed, non-listed, perpetual-life real estate investment trust formed as a Maryland statutory trust, on August 29, 2023 (the “Original Schedule TO”) in connection with the Company’s offer (the “Offer”) to purchase shares of the Company’s issued and outstanding Class S common shares, par value $0.01 per share (“Class S Shares”), Class D common shares, par value $0.01 per share “Class D Shares”), and Class I common shares, par value $0.01 per share (“Class I Shares” and each of Class S Shares, Class D Shares and Class I Shares, a class of “Common Shares”).
This Amendment amends the original Offer by (1) including additional disclosure regarding the separate classes of Common Shares that are subject to the Offers (as defined below), including that the Company is now offering to purchase up to $32,997,183 (or approximately 3,211,998 shares) of our Class S Shares, $3,000,000 (or approximately 295,188 shares) of our Class D Shares, and $33,040,284 (or approximately 3,196,343 shares) of our Class I Shares, and (2) providing that the price per Share in the Offers is equal to the net asset value per Share for the applicable class of Common Shares in effect as of August 31, 2023.
The terms and conditions of the Offers, as so amended, are described in the Offer to Purchase, dated August 29, 2023, as amended on September 15, 2023 (as amended, the “Amended Offer to Purchase”), a copy of which is filed herewith as Exhibit 99(a)(1)(B), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Amended Offer to Purchase, as each may be amended or supplemented from time to time, with respect to each class of Shares, collectively constitute the “Offers”), a copy of which is filed herewith as Exhibit 99(a)(1)(C). This Amendment and the exhibits hereto should otherwise be read in conjunction with the Original Schedule TO. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Amended Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Amendment.
ITEM 1.SUMMARY TERM SHEET.
The information under the heading “Summary Term Sheet” included in the Amended Offer to Purchase is incorporated herein by reference.
ITEM 2.SUBJECT COMPANY INFORMATION.
(a) Name and Address. The name of the issuer is Blue Owl Real Estate Net Lease Trust. The address and telephone number of the issuer’s principal executive offices are: 30 N. LaSalle St., Suite 4140, Chicago, Illinois 60602 and (888) 215-2015.
(b) Securities. The subject securities are Class S, Class D, and Class I shares of the Company’s Common Shares. As of August 25, 2023, there were 156,861,737 shares of Common Shares issued and outstanding, which included 73,708,516, 3,620,615, and 79,532,606 shares of Class S, Class D, and Class I shares, respectively.
(c) Trading Market and Price. There is no established trading market for the Company’s Common Shares.
ITEM 3.IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and Address. The filing person and subject company to which this Amendment relates is Blue Owl Real Estate Net Lease Trust. The address and telephone number of the Company are set forth under Item 2(a) above. The names of the trustees and executive officers of the Company are as set forth in the Amended Offer to

Purchase under the heading “Section 9—Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each trustee and executive officer of the Company are c/o Blue Owl Real Estate Net Lease Trust, 30 N. LaSalle St., Suite 4140, Chicago, Illinois 60602 and (888) 215-2015.
ITEM 4.TERMS OF THE TRANSACTION.
(a) Material Terms. The material terms of the transaction are incorporated herein by reference from the Amended Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1— Applicable Purchase Price; Number of Shares; Expiration Date,” “Section 2—Purpose of the Offers; Plans or Proposals of the Company,” “Section 3—Certain Conditions of the Offers,” “Section 4—Procedures for Tendering Shares of Each Relevant Class,” “Section 5— Withdrawal Rights,” “Section 6—Payment for Shares of Each Relevant Class,” “Section 7—Source and Amount of Funds,” “Section 9—Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” “Section 14—Certain U.S. Federal Income Tax Consequences,” and “Section 15—Amendments; Extension of Tender Offer Period; Termination.” There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.
(b) Purchases. None of our trustees or executive officers intend to tender any of their Shares in the Offers. Therefore, if Shares are tendered in the Offers, the Offers will increase the proportional holdings of our trustees and executive officers. See “Section 10—Certain Effects of the Offers” of the Amended Offer to Purchase.
ITEM 5.PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Agreements Involving the Subject Company’s Securities. Information regarding agreements involving the Company’s securities is incorporated herein by reference from the Amended Offer to Purchase under the heading “Section 9—Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.” Except as set forth therein, the Company does not know of any agreement, arrangement, understanding or relationship relating, directly or indirectly, to the Offers (whether or not legally enforceable), between the Company, any of its executive officers or trustees, any person controlling the Company or any executive officer or trustee of any corporation ultimately in control of the Company and any other person with respect to the Company’s securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).
ITEM 6.PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Amended Offer to Purchase under the heading “Section 2—Purpose of the Offers; Plans or Proposals of the Company.”
(b) Use of Securities Acquired. Information regarding the treatment of Shares acquired pursuant to the Offers is incorporated herein by reference from the Amended Offer to Purchase under the heading “Section 10—Certain Effects of the Offers.”
(c) Plans. Information regarding any plans or proposals is incorporated herein by reference from the Amended Offer to Purchase under the heading “Section 2—Purpose of the Offers; Plans or Proposals of the Company.”
ITEM 7.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Amended Offer to Purchase under the heading “Section 7—Source and Amount of Funds.”

(b) Conditions. There are no material conditions to the financing discussed in paragraph (a) above. In the event the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.
(d) Borrowed Funds. Information regarding borrowed funds is incorporated herein by reference from the Amended Offer to Purchase under the heading “Section 7—Source and Amount of Funds.”
ITEM 8.INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) Securities Ownership. The information under the heading “Section 9—Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Amended Offer to Purchase is incorporated herein by reference.
(b) Securities Transactions. The information under the heading “Section 9—Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Amended Offer to Purchase is incorporated herein by reference.
ITEM 9.PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Solicitations or Recommendations. The information under the headings “Important Information,” “Summary Term Sheet,” and “Section 1—Applicable Purchase Price; Number of Shares; Expiration Date” in the Amended Offer to Purchase is incorporated herein by reference.
ITEM 10.FINANCIAL STATEMENTS.
(a) Financial Information. The audited annual financial statements of the Company as of December 31, 2022 and the unaudited financial statements of the Company for the three and six month periods ended June 30, 2023 filed with the SEC on EDGAR on August 10, 2023 are incorporated herein by reference. The Company will prepare and transmit to shareholders the audited annual financial statements of the Company within 90 days after the close of the period for which the report is being made.
(b) Pro Forma Financial Information. Not applicable.
ITEM 11.ADDITIONAL INFORMATION.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information under the heading “Section 13—Additional Information” in the Amended Offer to Purchase is incorporated herein by reference. The Company will amend this Amendment to reflect material changes to information incorporated by reference in the Amended Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.
(a)(2) The information under the heading “Section 13—Additional Information” in the Amended Offer to Purchase is incorporated herein by reference.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.
(c) Other Material Information. The information set forth in the Amended Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits 99(a)(1)(B) and 99(a)(1)(C), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Amendment to include documents that the Company may file with the Securities and Exchange Commission after the date of the Amended Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offers to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.
ITEM 12.EXHIBITS.

99(a)(1)(A)	Cover Letter to Amended Offer to Purchase
99(a)(1)(B)	Amended Offer to Purchase, dated August 29, 2023, as amended on September 15, 2023
99(a)(1)(C)	Letter of Transmittal
99(a)(1)(D)	Notice of Withdrawal
99(a)(1)(E)	Public Website
99(a)(5)(i)	The Company’s Current Report on Form 8-K filed (filed as the Company’s Current Report on Form 8-K filed on September 15, 2023 (File No. 000-56536) and incorporated herein by reference)
EX-FILING FEES* Calculation of Filing Fees Table
__________________
*Previously filed on August 29, 2023 as an exhibit to the Original Schedule TO
ITEM 13.INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

EXHIBIT INDEX

99(a)(1)(A)	Cover Letter to Amended Offer to Purchase
99(a)(1)(B)	Amended Offer to Purchase, dated August 29, 2023, as amended on September 15, 2023
99(a)(1)(C)	Letter of Transmittal
99(a)(1)(D)	Notice of Withdrawal
99(a)(1)(E)	Public Website
99(a)(5)(i)	The Company’s Current Report on Form 8-K filed (filed as the Company’s Current Report on Form 8-K filed on September 15, 2023 (File No. 000-56536) and incorporated herein by reference)
EX-FILING FEES* Calculation of Filing Fees Table
__________________
*Previously filed on August 29, 2023 as an exhibit to the Original Schedule TO

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2023

BLUE OWL REAL ESTATE NET LEASE TRUST

	By:	/s/ Kevin Halleran
Name: Kevin Halleran
Title: Chief Financial Officer